04002427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34573

SEC RECEIVED FEB 26 2004 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Central Discount Stock Brokers, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4025 Automation Way, Building D-1
(No. and Street)

Fort Collins	**CO**	**80525**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Gogela **970-223-4164**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mason Russell West, LLC
(Name – *if individual, state last, first, middle name*)

739 West Littleton Boulevard	**Littleton**	**CO**	**80120-2337**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Charles J. Gogela**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Central Discount Stockbrokers, Inc.**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Charles J Gogela
Signature

President
Title

NOTARY PUBLIC
JANE ELLER
STATE OF COLORADO

Jane Eller
Notary Public

My Commission Expires: Feb. 13, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Central Discount Brokers, Inc.

Financial Statements and Report
of
Independent Certified Public Accountants

December 31, 2003 and 2002

MASON RUSSELL WEST, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

Mason Russell West, LLC

739 West Littleton Blvd.
Littleton, Co 80120-2337
Telephone 303-797-9101 Fax 303-795-3356
e-mail: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
Central Discount Brokers, Inc.
Fort Collins, Colorado

We have audited the accompanying statements of financial condition of Central Discount Brokers, Inc. as of December 31, 2003, and the related statement of operations, cash flow and stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Central Discount Brokers, Inc. as of December 31, 2002 and for the year then ended were audited by other auditors whose report dated January 16, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of Central Discount Brokers, Inc. at December 31, 2003 and the results of its operations, cash flows and changes in stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mason Russell West, LLC

Littleton, Colorado
January 22, 2004

Central Discount Brokers, Inc.
Statements of Financial Condition
December 31, 2003 and 2002

Assets	**2003**	**2002**
Current Assets		
Cash	$ 89,814	$ 107,137
Restricted cash	15,000	15,000
Trade accounts receivable	34,934	20,859
Other receivables	2,631	7,727
Prepaid expenses	709	780
Total Current Assets	143,088	151,503
Liabilities and Stockholder's Equity		
Property, Plant & Equipment		
Computers	13,070	16,252
Furniture and fixtures	8,765	9,011
Leasehold and other improvements	4,944	4,944
Automobiles	41,900	41,900
Total	68,679	72,107
Accumulated depreciation	33,158	30,884
Net Property, Plant and Equipment	35,521	41,223
Other Assets		
Deposits	-	400
Deferred tax asset	1,907	1,907
Total Other Assets	1,907	2,307
Total Assets	$ 180,516	$ 195,033
Current Liabilities		
Accounts payable and accrued expenses	$ 22,039	$ 10,340
Accrued payroll and payroll taxes	10,521	9,570
Current portion of long term debt	4,418	-
Total Current Liabilities	36,978	19,910
Long-Term Debt		
Notes payable	4,418	20,497
Less Current portion of Long-Term Debt	4,418	-
Total Long-Term Debt	-	20,497
Stockholder's Equity		
Common Stock, no par value:	197,682	197,682
Accumulated deficit	(54,144)	(43,056)
Total Stockholders' Equity	143,538	154,626
Total Liabilities and Stockholder's Equity	$ 180,516	$ 195,033

The accompanying notes are an integral part of these statements.

Central Discount Brokers, Inc.
Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissons	$ 259,924	$ 285,661
Other	18,922	23,549
Total Revenues	278,846	309,210
Expenses		
Salaries, commissions and benefits	135,044	149,662
Loss on disposal of equipment	713	-
Other operating	154,170	161,529
Total Expenses	289,927	311,191
Net Income (Loss) Before Taxes	(11,081)	(1,981)
Provision for Income Taxes		
Tax benefit of net operating loss carryback	-	-
Current tax provision	-	-
Net Income Tax Benefit (Expense)	-	-
Net Income (Loss)	$ (11,081)	$ (1,981)

The accompanying notes are an integral part of these statements.

Central Discount Brokers, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Cash received from commissions	$ 245,849	$ 287,915
Cash paid for		
Suppliers and clearing firm	(134,093)	(166,411)
Employees and independent contractors	(126,309)	(135,838)
Interest received	18,922	23,986
Interest Paid	(323)	(236)
Net Cash Provided (Used) by Operating Activities	4,046	9,416
Cash Flows From Investing Activities		
Acquisition of furniture and equipment	(5,290)	(1,405)
Net Cash Provided (Used) by Operating Activities	(5,290)	(1,405)
Cash Flows From Financing Activities		
Principal payments on notes payable	(16,079)	(16,964)
Proceeds common stock	-	-
Transfer to parent company	-	-
Net Cash Provided (Used) by Financing Activities	(16,079)	(16,964)
Net (Decrease) Increase in Cash	(17,323)	(8,953)
Cash at Beginning of the Year	107,137	116,090
Cash at End of the Year	$ 89,814	$ 107,137
Net income (loss)	$ (11,081)	$ (1,981)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	10,985	11,946
Loss on disposal of assets	-	53
Changes in operating assets and liabilities:		
Commissions receivable	(14,075)	2,244
Prepaids	71	405
Other receivables	5,096	437
Deposits	400	-
Accounts payable	11,699	(1,131)
Accrued expenses	951	(2,557)
Net Cash Provided (Used) by Operating Activities	$ 4,046	$ 9,416

The accompanying notes are an integral part of these statements.

Central Discount Brokers, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock			Retained Earnings	Total
	Authorized	Shares	Amount	Amount	Amount
Balance December 31, 2001	100,000,000	27,693,944	$197,682	$(41,075)	$156,607
Additional capital contributed	-	-	-	-	-
Net income	-	-	-	(1,981)	(1,981)
Balance December 31, 2002	100,000,000	27,693,944	197,682	(43,056)	154,626
Rounding differences	-	-	-	(7)	-
Net income	-	-	-	(11,081)	(11,081)
Balance December 31, 2003	100,000,000	27,693,944	$197,682	$(54,144)	$143,545

The accompanying notes are an integral part of these statements.

Central Discount Brokers, Inc.
Notes to Financial Statements
December 31, 2003 and 2002

1. Organization and Significant Accounting Policies

Organization and Nature of Business
Central Discount Brokers, Inc. dba Central Discount Stockbrokers, Inc. (the Company) was incorporated in the State of Colorado on June 18, 1985 for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of traditional securities business. Income from commissions on stock transactions is recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by RBC Dain Correspondent Services (Dain) on a fully disclosed basis. The Company's agreement with Dain provides that, as clearing broker, Dain will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Dain. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Restricted Cash
Restricted cash is held by the clearing broker as a deposit until such time as the contract between the company and the clearing broker is terminated.

1. Organization and Significant Accounting Policies (continued)

Furniture, Equipment and Depreciation

Furniture and equipment are recorded at acquisition cost or fair market value at the time of contribution. Depreciation is computed using accelerated methods over the assets' estimated useful lives.

Notes Payable

	2003	2002
Note payable paid in monthly installments of $700 with interest at 1.9%, final payment due June 2005. An additional principal payment of $8,000 was paid in December, 2003.	$ 4,418	$ 20,497

2. Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Deferred taxes result from utilizing accelerated depreciation methods for tax purposes.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses and net operating loss carrybacks, if any.

	2003	2002
Current income tax expense	$ -	$ -
Deferred income tax expense (benefit)	-	-
Income tax expense (benefit)	$ -	$ -

At December 31, 2003, net operating losses of $67,983 are available for carryforward to offset future earnings. These carryforwards expire in various amounts through the year 2023.

2. Income Taxes (continued)

Deferred Tax Assets

	2003	2002
Related to net operating losses	$ 13,479	$ 12,308
Valuation allowance	11,572	10,401
Net deferred tax asset	$ 1,907	$ 1,907

Realization of this asset is dependent upon generating sufficient taxable income prior to expiration of the loss carryforwards.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
December 31, 2002	$ 100,415	$ 50,000	$ 40,407	.40 to 1
December 31, 2003	$ 104,301	$ 50,000	$ 36,978	.35 to 1

4. Related Party Transactions

During the years ended December 31, 2003 and 2002 the company paid to its sole shareholder $35,500 and $22,500 in rents for the office space occupied by the company.

5. Concentrations of Risk

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers. Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company.

Central Discount Brokers, Inc.

Supplementary Information

Central Discount Brokers, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2003 and 2002

	2003	2002
Net Capital		
Total stockholder's equity	$143,538	$143,545
Deductions		
Equipment and furniture, net	35,522	41,223
Receivables, from related parties	1,000	-
Club membership and deposit	-	-
Other assets	2,715	1,907
Total Deductions	39,237	43,130
Total Net Capital	$104,301	$100,415
Aggregate Indebtedness		
Payables and accruals	$ 32,560	$ 19,910
Income taxes payable	-	-
Notes payable	4,418	20,497
Total Aggregate Indebtedness	$ 36,978	$ 40,407
Computation of Basic Net Capital Requirements		
Required minimum net capital	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 99,301	$ 95,415
Ratio of aggregate indebtedness to net capital	0.35	0.40

Reconciliation with Company's computation included in Part II of Form X-17a-5:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$104,301
No adjustment necessary	-
Net capital per above	$104,301

Mason Russell West, LLC

739 West Littleton Blvd.
Littleton, Co 80120-2337
Telephone 303-797-9101 Fax 303-795-3356
e-mail: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Central Discount Brokers, Inc.
Fort Collins, Colorado

In planning and performing our audit of the financial statements of Central Discount Brokers, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period. However, we noted the following matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated January 22, 2004.

An effective internal control structure should have an adequate segregation of duties among the employees so that a system of checks and balances is established. The primary accounting functions of the Company are performed by one person (the majority owner) and appropriate supervision is not available. We realize it is difficult to segregate duties when there is a limited number of employees. However, we believe that it is important that management be aware that whenever a limited number of people are in control of the accounting function, there is a greater risk that errors or other irregularities, either intentional or unintentional, will occur and not be detected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the material weakness described above, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Russell West, LLC

January 22, 2004
Littleton, Colorado